# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00775E102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0001985493
Persons authorized to receive notices and communications: Daewoong Co., Ltd., 244, Galmachi-ro, Jungwon-gu,, Seongnam-si, Gyeonggi-do, Korea Republic Of (M5), 13211, 82-02-550-8800

## Reporting persons
- Daewoong Co.,Ltd. ("DWC") (CIK 0001985493): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 58,023; shared voting power 12,009,737; sole dispositive power 58,023; shared dispositive power 12,009,737; aggregate amount beneficially owned 12,009,737 (49.99% of the class)
  Comment: DWC owns 52% of DWP outstanding shares, and therefore has beneficial ownership, voting power and dispositive power over the 23,137,028 shares of Common Stock owned by DWP.
  
  Calculated based on 24,042,282 shares of Common Stock outstanding as of January 21, 2026.
- Daewoong Pharmaceutical Co. Ltd ("DWP"): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 11,951,714; shared voting power 0; sole dispositive power 11,951,714; shared dispositive power 0; aggregate amount beneficially owned 12,009,737 (49.75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is jointly filed by Daewoong Co., Ltd ("DWC") and Daewoong Pharmaceutical Co., Ltd ("DWP"), two companies organized under the laws of the Republic of Korea (the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 644, Bongeunsa-ro, Gangnam-gu, Seoul, Republic of Korea, 06170.
Present principal occupation or employment:
The headquarter of DWC is 244, Galmachi-ro, Jungwon-gu, Seongnam-si, Gyeonggi-do, Republic of Korea, 13211. DWC's principal business is to serve as a holding company, and DWC is a shareholder of DWP with 52% of shares outstanding.

The headquarter of DWP is 35-14, Jeyakgongdan 4-gil, Hyangnam-eup, Hwaseong-si, Gyeonggi-do, Republic of Korea, 18623. DWP is principally engaged in the manufacturing and sale of pharmaceuticals.
Criminal convictions in the last five years: The information required by Item 2 with respect to the directors and executive officers of the Reporting Persons is set forth in Schedule A to the Schedule 13D originally filed on July 28, 2023, and is incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any such person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are companies organized under the laws of the Republic of Korea.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to a subscription agreement entered into by and between Daewoong Pharmaceutical Co., Ltd. ("DWP"), the Issuer and AEON Biopharma Sub, Inc., a subsidiary of the Company ("AEON Sub"), on March 24, 2024, DWP acquired a senior secured convertible note (the "Convertible Note" or "$5.0 million Note") in the principal amount of $5.0 million, which is convertible into shares of the Issuer's Common Stock, subject to certain conditions and limitations set forth in the $5.0 million Note as further described in the Issuer's Current Report on Form 8-K as filed with the SEC on March 28, 2024.

Pursuant to a subscription agreement entered on March 24, 2024 into by and between DWP, the Issuer and AEON Sub, and pursuant to the Issuer's compliance with certain conditions set forth in the subscription agreement, DWP acquired a senior secured convertible note (the "Subsequent Convertible Note" or "$10.0 million Note") in the principal amount of $10.0 million on April 12, 2024, which is convertible into shares of the Issuer's Common Stock, subject to certain conditions and limitations set forth in the $10.0 million Note as further described in the Issuer's Current Report on Form 8-K as filed with the SEC on April 17, 2025.

As previously disclosed in the Issuer's Current Report on Form 8-K as filed with the SEC on December 15, 2025, the Issuer and AEON Sub entered into an Exchange Agreement on December 15, 2025 (the "Exchange Agreement") with DWP consistent pursuant to which the Convertible Notes held by DWP would be exchanged for (the "Exchange") (i) newly issued shares of Common Stock of the Issuer equal to (x) the principal and accrued interest of the Convertible Notes as of the closing of the Exchange (as defined below) less (y) the principal amount of the New Convertible Note (as defined below), divided by $1.00, and then multiplied by 1.3 (and rounded down to the nearest whole share of Common Stock) and/or pre-funded warrants to purchase shares of Common Stock (the "Pre-Funded Warrants") in lieu of any shares of Common Stock that would result in DWP's beneficial ownership of Common Stock exceeding 49.99% (the "Exchange Shares"), (ii) a new senior secured convertible note for $1,500,000 (the "New Convertible Note"), and (iii) warrants to purchase up to 8,000,000 shares of Common Stock at an exercise price of $1.09392 per share (the "Common Stock Warrant"). The consummation of the Exchange was subject to the approval of the Issuer's stockholders which was obtained on January 21, 2026.

At the closing of the Exchange on January 21, 2026, the Issuer issued 11,918,380 shares of Common Stock to DWP and the New Convertible Note in the principal amount of $1,500,000, and the Convertible Note and Subsequent Convertible Note were immediately and automatically terminated. Upon completion of a bona-fide third-party financing for aggregate gross cash proceeds to the Issuer of at least $30.0 million (a "Qualified Financing"), the New Convertible Note shall automatically convert into a number of shares of Common Stock or Pre-Funded Warrants equal to: (i) one and three tenths (1.3) multiplied by (ii) the quotient of (a) the principal amount of the New Convertible Note and all accrued and unpaid interest to be converted divided by (b) the per share price of the Common Stock sold in the Qualified Financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

DWC is a shareholder of DWP with 52% of shares outstanding.

DWP is the counterparty to the Issuer's license agreements for License & Supply Agreement, effective as of December 20, 2019, as amended, with DWP to provide the Issuer exclusive rights to commercialize and distribute ABP-450 in certain territories.

Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of the Issuer's only product candidate, ABP-450. The Issuer plans to develop ABP-450 to address the estimated $3.0 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus under the name Jeuveau. ABP-450 is manufactured by DWP, in compliance with current Good Manufacturing Practice, or cGMP, in a facility that has been approved by the FDA, Health Canada and EMA.

The purpose of transaction is part of the Reporting Persons' efforts to strengthen the partnership with the Issuer, whose goal is to achieve development of ABP-450, for which the parties have previously worked together to gain certain approvals from the U.S. Food and Drug Administration (FDA). The Reporting Persons intend to review its investment in the Issuer on an ongoing basis, and currently have no intent to sell, transfer or otherwise dispose of Common Stock reported herein in the foreseeable future.

Subject to applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock or other securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person's ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as they may decide.

Except as set forth herein, the Reporting Persons currently have no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon 24,024,282 shares of Common Stock issued and outstanding as of January 21, 2026, as reported in the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission (the "SEC") on January 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than the Exchange as described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 4, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Except as disclosed in this Schedule 13D(Including Item 6.), or as set forth in or contemplated in SEC filings submitted by AEON Biopharma or DWC, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Daewoong Co.,Ltd. ("DWC"): /s/ Kyu Sung Lim, Kyu Sung Lim/Authorized Signatory of Daewoong Co., Ltd. (01/23/2026)
- Daewoong Pharmaceutical Co. Ltd ("DWP"): /s/ Woo Hyun Kim, Woo Hyun Kim/Authorized Signatory of Daewoong Pharmaceutical Co., Ltd. (01/23/2026)